

Hany K. Syed · 2nd

PE/VC Professional & Founder

Greater Los Angeles Area · 500+ connections · **Contact info**

 **Athleta-Ed**

 **Columbia Business S**

Experience



Co-Founder & CEO
Athleta-Ed
Mar 2018 – Present · 2 yrs 6 mos
Greater Los Angeles Area

Athleta-Ed Mission: Athleta-Ed addresses the market opportunity for business education tailored for the global sports industry. Athleta-Ed shall create a unique academic program that leverages key principles of sports (eg. leadership and teamwork) and the study of the sports industry (wide range of business fields such as finance / accounting, marketing and operations to offer to university students (athletes and non athletes / current and recent graduates) and professionals (athletes and non athletes / entry level through executive management)



Advisor/Judge
Stadia Ventures
Jul 2019 – Present · 1 yr 2 mos
St. Louis City County, Missouri, United States

Stadia Ventures is the global Sports Innovation Hub for early-stage investment in sports and esports. The three pillars of the ecosystem include a broad, independent growth fund, a deeply connected global network of sports and esports executives and a world-class accelerator which combine to create unprecedented deal flow, new technology discovery and in ...**see mor**



Managing Director

Bridge Technology Capital

Jan 2015 – Present · 5 yrs 8 mos

US & global

BTC is a cross border advisory and investment company. The Company primarily advises tier 1 VC backed technology companies from the US and then commercializes these companies in the growth markets of the Middle East, Asia and Africa (MEAA). BTC provides proprietary access to venture capital opportunities (Series A-C) to US and International investor ...see mor

    



Venture Partner

Moore Venture Partners

Jul 2017 – Present · 3 yrs 2 mos

Greater San Diego Area

MOORE VENTURE PARTNERS™ is a firm that manages innovative venture capital funds, MVP VC Funds™, investing alongside top-tier VC funds in early and growth stage high technology and life sciences companies.

...see mor



Welcome



Venture Partner

SkyChee Ventures

Jan 2016 – Present · 4 yrs 8 mos

Santa Clara, CA

Skychee Ventures focuses on global investments that have both US and China opportunities. We create value by combining US and China markets with technology innovation and value-add services.

...see mor

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Education



Columbia Business School

Master of Business Administration - MBA

2002 – 2003



University of California, Berkeley, Haas School of Business



Master of Business Administration - MBA
2002 – 2003



University of California, Berkeley
BA, History
1992 – 1996

Skills & Endorsements

Venture Capital · 41

 Endorsed by **Imad Ghandour and 5 others who are highly skilled at this**

 Endorsed by **2 of Hany K.'s colleagues at International Horizons College**

Start-ups · 35

Endorsed by **Dr. (H.C.) Najam Kidwai and 7 others who are highly skilled at this**

Private Equity · 32

 Endorsed by **Dr. Marc Nassim and 1 other who is highly skilled at this**

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